Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

APPLIED OPTOELECTRONICS, INC.

Applied Optoelectronics, Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

1.	The name of the Corporation is “Applied Optoelectronics, Inc.”

2.	The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 25, 2013. The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 1, 2013.

3.

The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by amending the first paragraph of Article IV to provide as follows:

“The total number of shares of capital stock which the Corporation shall have authority to issue is 85,000,000, of which (i) 80,000,000 shares shall be a class designated as common stock, par value $0.001 per share (the “Common Stock”), and (ii) 5,000,000 shares shall be a class designated as undesignated preferred stock, par value $0.001 per share (the “Undesignated Preferred Stock”).”

4.	The foregoing amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed and acknowledged this 7th day of September, 2023.

APPLIED OPTOELECTRONICS, INC.
By:	/s/ David Kuo
Name:	David Kuo
Title:	Chief Legal and Compliance Officer and Corporate Secretary